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UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR May 26, 2004
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SHEP TECHNOLOGIES INC.
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(Translation of registrant's name into English)

Suite 504, 595 Howe Street, Vancouver, BC, Canada
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(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]    Form 20-F [X]    Form 40-F [   ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes [   ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Copy of the News Release and Material Change Report dated May 26, 2004 as filed with the Yukon Territories and BC Securities Commission is attached hereto and filed as Exhibit 99.a and 99.b to this filing on Form 6-K

Exhibit No. Document
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99.a     News release dated May 26, 2004
99.b     Material Change Report dated May 26, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

SHEP TECHNOLOIGES INC.

Malcolm P. Burke

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Name: Malcolm P. Burke
Title: President and CEO
Date: May 26, 2004